SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 19, 2007
(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis expands late-stage oncology pipeline with AS1404, a novel agent shown to break down blood vessels that support tumor growth

•                  Novartis acquires worldwide rights to AS1404, a small molecule vascular disrupting agent (VDA), from Antisoma

•                  AS1404 to enter Phase III in 2008 in squamous non-small cell lung cancer after positive Phase II data showed AS1404 extended median survival

•                  Novartis to make upfront payment of USD 75 million and further payments contingent upon development milestones, approvals and sales

•                  Transaction complements broad and deep Novartis Oncology pipeline, now with seven compounds to be in late-stage development by the end of 2008

Basel, April 19, 2007 – Novartis has expanded its late-stage oncology pipeline through an exclusive licensing agreement with Antisoma plc for the worldwide rights to AS1404, a small molecule vascular disrupting agent expected to begin Phase III trials in 2008 in patients with squamous non-small cell lung cancer.

“This agreement further strengthens our broad and deep oncology pipeline by adding a novel mechanism to treat solid tumors,” said David Epstein, President and CEO of Novartis Oncology. “As a potentially first-in-class tumor vascular disrupting agent, AS1404 represents an opportunity to provide physicians and patients with an innovative new treatment option.”

Novartis reached this agreement following the presentation in November 2006 of positive Phase II results involving patients with non-small cell lung cancer that showed AS1404 extended median survival by five months when used in combination with a standard chemotherapy regimen of paclitaxel and carboplatin over chemotherapy alone. Recently reported results of a confirmatory Phase II trial in non-small cell lung cancer showed a response rate of 50% in AS1404 patients, while another 43% showed disease stabilization.

AS1404, given as a 20-minute infusion immediately following chemotherapy, is the first compound in this new class of compounds called vascular disrupting agents (VDAs) to report positive data from a randomized Phase II clinical trial.

These compounds selectively disrupt established blood vessels in solid tumors, which rely on a network to survive and grow. VDA compounds exert an effect different to angiogenesis inhibitors, which inhibit the formation of new tumor blood vessels.

The need for new lung cancer treatments is urgent since it is one of the most common cancers worldwide with low survival rates. About 1.2 million deaths worldwide are linked to lung cancer each year. Non-small cell lung cancer represents about 80% of all lung cancer cases. The squamous form is one of three NSCLC types and represents 25% to 40% of cases.

Initial data from other Phase II trials in ovarian and prostate cancers have shown increased response rates through the addition of AS1404 to standard chemotherapy. The potential benefits of this compound in these cancers, as well as other solid tumors, will be further explored during the development program.

The addition of AS1404 to the Novartis pipeline brings to seven the number of compounds planned to enter late-stage development by the end of 2008. In addition to AS1404, other compounds include RAD001 (multiple tumors), SOM230 (Cushing’s disease/refractory carcinoid tumors, acromegaly), LBH589 (chronic myeloid leukemia/cutaneous T-cell lymphoma), Tasigna (chronic myeloid leukemia), EPO906 (ovarian), and PKC 412 (acute myelogenous leukemia).

AS1404 was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. Antisoma acquired the rights to this compound from Cancer Research Ventures Limited (now Cancer Research Technology) in 2001.

Financial terms of the agreement

Novartis will gain the worldwide commercialization rights for AS1404 and will assume the management and costs of Phase III development. An upfront cash payment of USD 75 million will be made to Antisoma, which can receive additional payments of USD 380 million contingent upon the achievement of development milestones and approvals in four oncology indications worldwide and one non-oncology indication. Further potential milestones of up to USD 325 million are contingent on the performance of any future net sales. Antisoma will also receive sales royalties and has a co-commercialization option in the United States. An agreement has also been reached that provides Novartis an option to acquire a potential back-up compound to AS1404 that is  currently in early-stage development. If this option is exercised, and if this back-up compound achieves development milestones and regulatory approval, Antisoma could receive up to an additional USD 110 million.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “to enter,” “to make,” “contingent,” “to be in late-stage development,” “pipeline,” “expected,” “potentially,” “opportunity,” “potential,” “planned,” “will,” “could,” or similar expressions, or by express or implied discussions regarding potential commercialization, potential indications, potential marketing, or future sales of AS1404 or other pipeline products. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that AS1404, or any of our other pipeline products, will be approved for any indications in any market, or that they will reach any particular sales levels. In particular, management’s expectations regarding these products could be affected by, among other things, unexpected clinical trial results, including additional analysis of existing clinical data and new clinical data; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; increased government, industry, and general public pricing pressures; and other risks and factors referred to in the Company’s current Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 101,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Media Relations

John Gilardi
Novartis Global Media Relations
+41 61 324 3018 (direct)
+41 79 596 1408 (main)
john.gilardi@novartis.com

Geoffrey Cook
Novartis Oncology Media Relations
+1 862 778 2675 (direct)
+1 973 652 7927 (mobile)
geoffrey.cook@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International:

Ruth Metzler-Arnold	+41 61 324 7944
Katharina Ambühl	+41 61 324 5316
Nafida Bendali	+41 61 324 3514
Jason Hannon	+41 61 324 2152
Thomas Hungerbuehler	+41 61 324 8425
Richard Jarvis	+41 61 324 4353

North America:
Ronen Tamir	+1 212 830 2433
Arun Nadiga	+1 212 830 2444
Jill Pozarek	+1 212 830 2445
Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: April 19, 2007	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting